 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ALST Casino Holdco, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

N. A.
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP NO. N. A.	Page 2 of 9 Pages

1.	Names of Reporting Persons

HALCYON ASSET MANAGEMENT LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		38,727
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 38,727
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

38,727

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.96%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. N. A.	Page 3 of 9 Pages

1.	Names of Reporting Persons

HALCYON OFFSHORE ASSET MANAGEMENT LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		38,727
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 38,727
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

38,727

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.96%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. N. A.	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

ALST Casino Holdco, LLC (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

2711 Centerville Road, Suite 400
Wilmington, DE 19808

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Halcyon Asset Management LLC; and

ii)	Halcyon Offshore Asset Management LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 477 Madison Avenue, New York, NY 10022.

Item 2(c).	Citizenship:

i)	Halcyon Asset Management LLC is a Delaware limited liability company; and

ii)	Halcyon Offshore Asset Management LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:
Common Units (the “Units”).

Item 2(e).	CUSIP Number:

N. A.

CUSIP NO. N. A.	Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [   ]Broker or dealer registered under Section 15 of the Act;

(b) [   ]Bank as defined in Section 3(a)(6) of the Act;

(c) [   ]Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [   ]Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) [X]Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [   ]Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);

(g) [   ]Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [   ]Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [   ]Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [X]Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 38,727 Units.

Item 4(b).	Percent of Class:

As of December 14, 2011, the number of Units outstanding was 432,004 according to the Issuer’s Form 10-Q filed on December 15, 2011. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.96% of the total number of Units outstanding.

Item 4(c).	Number of shares as to which such person has:

Halcyon Asset Management LLC
(i)	Sole power to vote or direct the vote	38,727
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	38,727
(iv)	Shared power to dispose or to direct the disposition of	0

Halcyon Offshore Asset Management LLC
(i)	Sole power to vote or direct the vote	38,727
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	38,727
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. N. A.	Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons listed in Item 2(a), both of which are registered as investment advisers under Section 203 of the Investment Advisers Act of 1940, may be deemed to be a group. The Reporting Persons share common ownership and management.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. N. A.	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012	HALCYON ASSET MANAGEMENT LLC

By: /s/ Thomas Hirschfeld
Name: Thomas Hirschfeld
Title: Chief Operating Officer

Date: February 13, 2012	HALCYON OFFSHORE ASSET MANAGEMENT LLC

By: /s/ Thomas Hirschfeld
Name: Thomas Hirschfeld
Title: Chief Operating Officer

CUSIP NO. N. A.	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 13, 2012, by and among Halcyon Asset Management LLC and Halcyon Offshore Asset Management LLC	13

CUSIP NO. N. A.	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to Common Units of ALST Casino Holdco, LLC, dated as of February 13, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 13, 2012	HALCYON ASSET MANAGEMENT LLC

By: /s/ Thomas Hirschfeld
Name: Thomas Hirschfeld
Title: Chief Operating Officer

Date: February 13, 2012	HALCYON OFFSHORE ASSET MANAGEMENT LLC

By: /s/ Thomas Hirschfeld
Name: Thomas Hirschfeld
Title: Chief Operating Officer